UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

MATERIAL EVENT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	: 00124
TAXPAYER I.D.	: 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Superintendence of Securities and Insurance, and being duly empowered to this effect, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

At the General Shareholders’ Meeting of the Company held April 25, 2013, among other matters, the following was agreed upon:

1.         To approve the Annual Report, Balance and Financial Statements for the year 2012; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.         To approve distribution of earnings and dividend payments;

3.         To approve the presentation of the Company’s dividend distribution policy and information about the distribution and payment procedures utilized;

4.         To revoke the Board of Directors and its complete renewal with the following members being appointed:

SERIES A:

Gonzalo Parot Palma (Independent)

Eduardo Chadwick Claro

Juan Claro González

José Antonio Garcés Silva, Jr.

Franz Alscher

Francisco Javier Crespo

Arturo Majlis Albala

Gonzalo Said Handal

Salvador Said Somavía

José de Gregorio Rebeco

Juan Andrés Fontaine Talavera

Emilio Rodriguez Larraín

SERIES B:

Mariano Rossi

Ricardo Vontobel

5.    To approve the compensation for Directors, members of the Directors’ Committee established by Article 50 of Chilean Company Law, and members of the Audit Committee established pursuant to the Sarbanes & Oxley Act; the activities of such committees during 2012, their annual report and expenses incurred by both Committees.

6.    To appoint PriceWaterhouseCoopers as the Company’s independent auditors for the year 2013.

7.    To appoint Fitch Ratings and ICR Humphreys as domestic rating agencies and Fitch Ratings as international rating agency of the Company.

8.    To approve Board Agreements in accordance with articles 146 and forward of the Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting;

9.    To appoint El Mercurio as the newspaper where Shareholder Notices should be published.

Within number 2 above, the Shareholders’ Meeting approved the distribution of two additional dividends, on account of accumulated earnings for the following amounts:

a) $12.30 (Twelve pesos and 30/100) per Series A Shares and $13.53 (Thirteen pesos and 53/100) per Series B Shares.  Payment of this additional dividend will begin on May 20, 2013. The Shareholders’ Registry will close on May 14, 2013 for payment of this dividend; and

b) $47 (Forty-seven pesos) per Series A Shares and $51.70 (Fifty one pesos and 70/100) per Series B Shares. Payment of this second additional dividend, will be paid during the second half of 2013, on a date to be determined by the Board of Directors which will be timely informed to the Chilean Superintendence of Securities and Insurance, the U.S. SEC, the stock markets and the public in general.

Santiago, April 26, 2013.

(signed)

Jaime Cohen A.

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 26, 2013